SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month July, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Cidade de Deus, Osasco, SP, July 18, 2014.

To

Securities and Exchange Commission

Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Monthly Interest on Shareholders’ Equity

Dear Sirs,

Banco Bradesco S.A., in conformity with the System for Payment of Monthly Interest on Shareholders’ Equity, will pay on September 1, 2014 monthly interest on shareholders’ equity  related  to  the  month  of  August/2014, in the amount of R$0.018817992 per common share and R$0.020699791 per preferred share to the shareholders registered in the Company’s records on August 1, 2014 (declaration date and record date of right). The Company’s shares will be traded “ex-right” on interest from August 4, 2014 on.

The payment will be made in the net amount of R$0.015995293 per common share and R$0.017594822 per preferred share, already net of withholding income tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount, as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a financial institution they indicate. Those who do not have such data updated must present themselves at a Bradesco branch on their preference bearing their CPF (individual taxpayer’s ID), RG (identification document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

•     to shareholders whose shares are deposited at the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of institutions and/or brokerage houses which keep their shareholding position in custody.

Cordially,

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   July 18, 2014

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investor Relations Officer